November 28, 2006	F. Alec Orudjev
Direct Phone (202) 912-4842
Ms. Elaine Wolff	Direct Fax (202) 912-4830
Branch Chief	aorudjev@cozen.com
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Smart Move, Inc. Registration Statement on Form SB-2 Filed November 17, 2006 File No. 333-137931
Dear Ms. Wolff:
     This letter is in response to your November 22, 2006 comment letter (the “Comment Letter”) to Mr. Chris Sapyta, President and Chief Executive Officer of Smart Move, Inc. (the “Company”) as indicated above. For your convenience, we have restated the sole comment from the Comment Letter below, followed by the Company’s response.
General
1.   Please update your financial statements to include the most recent quarter ended September 30, 2006. See Rule 3-10 of Regulation S-B.
     Response:
     Following and in accordance with the Company’s dialogue with the Staff, and, particularly, with Mr. Daniel Gordon, Accounting Branch Chief, the Company will not be required to include the most recent quarter ended September 30, 2006 in the Registration Statement.
* * * * * * * * * *
     We would appreciate the cooperation of the staff in working with us on the Company’s filings.

Sincerely,

By:	/s/ F. Alec Orudjev